FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               17 November 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Interim Results sent to the London Stock Exchange on 17 November 2004.






press release

PR0442

            INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 SEPTEMBER 2004

Released: 17 November 2004

-  Strong first-half performance delivered across the Group(1):

   - Customer base grew 15% to 22.0 million (2003 : 19.2 million);
   - Group turnover grew 23% to GBP3,285 million (2003 : GBP2,680 million);
   - EBITDA grew 37% to GBP851 million (2003 : GBP621 million);
   - Group operating profit increased to GBP251 million (2003 : GBP66 million);

-  Basic earnings per share increased to 2.7 pence (2003 : 0.3 pence)

-  Underlying earnings per share(2) increased to 4.5 pence (2003 : 1.5 pence)

- Group net debt reduced by GBP130 million during first half, to GBP236 million.

-  O2 UK full-year net service revenue growth now expected to be 12 - 15%.

- Increased network investment in Germany of EUR1.0 - EUR1.5 billion over 5 years

-  New policy of regular, sustainable dividends based on underlying EPS

   - Final dividend expected to be declared in May 2005 and paid in August 2005
   - Medium term target payout ratio 50%

-  Corporate reorganisation to create distributable reserves before end FY 05


(1) Continuing operations. Comparative period is 6 months to 30 September 2003.
(2) Before goodwill and UMTS licence amortisation and exceptional items.

David Arculus, Chairman of mmO2 plc, commented:

"In the first half mmO2 delivered another good performance, with strong revenue and EBITDA growth. Over the past three years there has been a transformation in the Group's operational and financial performance, and we are very pleased now to be able to establish a policy of sustainable dividends, earlier than originally expected. The Group has delivered earnings growth and positive cash-flow, and we believe strongly that shareholders should benefit directly from this. The new policy reflects our confidence in the company's future prospects, and our commitment to deliver returns for shareholders."


Financial highlights
                                Six months     Six months           Year ended
                                     ended          ended             31 March
                             30 Sept. 2004  30 Sept. 2003                 2004
                                     GBPm           GBPm                  GBPm

--------------------------------------------------------------------------------
Turnover (1)                        3,285          2,680                 5,646
EBITDA (1)                            851            621                 1,367
Group operating profit (1)            251             66                   159
Basic earnings per share (pence)      2.7            0.3                   1.9
Underlying earnings per
share (pence)(2)                      4.5            1.5                   5.2
--------------------------------------------------------------------------------
Capital expenditure                   656            539                 1,213
Net debt                              236            494                   366
--------------------------------------------------------------------------------

(1) Continuing operations.
(2) Before goodwill and UMTS licence amortisation and exceptional items.


Peter Erskine, Chief Executive of mmO2 plc, commented:

"In the first half mmO2 has delivered further strong revenue and profit growth, across all our businesses. Despite robust competition in all our mobile markets, year-on-year we have delivered a 15% increase in the customer base, 23% revenue growth, 37% growth in EBITDA, and a Group operating profit of GBP251 million. Underlying earnings per share, the measure on which we intend to base our dividends, increased three-fold, to 4.5 pence per share. Our net debt was reduced by a further GBP130 million, to GBP236 million.

The strategic development we have announced in Germany, investing to grow the business further and to accelerate the roll-out of our 3G network, builds on the strength of the O2 brand and the position we have established as the most dynamic and innovative competitor in the German market. Increasing network investment will enable us to offer an enhanced customer experience in Germany, with attractive and high quality mobile services delivered across our own 3G platform. This will increase our long-term margins, driving revenue growth and reducing operating costs.

Although the UK market remains highly competitive, our growth through the end of the first half has remained significantly stronger than expected, and we now expect to see full year net service revenue growth of 12-15%, higher than we had previously anticipated. "

Performance highlights - First Half (1)

O2 UK:

   - Total customer base grew by 10% to 13.86 million
   - Service revenue grew by 20% to GBP1,848 million
   - EBITDA grew by 21% to GBP581 million
   - EBITDA margin 28.5% (2) (2003: 29.2%)

O2 Germany:

   - Total customer base grew by 27% to 6.67 million, of which 58% post-pay
   - At constant exchange rates, service revenue grew by 29%
   - EBITDA grew by 50% to GBP163 million
   - EBITDA margin improved to 18.6% (2003: 15.1%)

O2 Ireland:

   - Total customer base grew by 12% to 1.43 million
   - At constant exchange rates, service revenue grew by 14%
   - EBITDA GBP106 million (2003 : GBP103 million)
   - EBITDA margin 37.9% (2003: 39.6%)

Airwave:

   - Roll-out on track, with service delivered to 40 police forces
   - Revenue GBP76 million (2003 : GBP25 million)
   - EBITDA GBP24 million (2003 : GBP(15) million)

(1) Comparative period: 6 months to 30 September 2003.
(2) Reflects impact of transfer to O2 UK of O2 Online/Products O2 costs, previously reported separately.

Operational highlights - Second Quarter

Group:

   - Customer base grew by 3% quarter-on-quarter, to 22.0 million
   - 714,000 net new customers added (Q1 : 603,000), of which 45% post-pay

O2 UK:

   - 331,000 net new customers added (Q1 : 261,000), of which 127,000 post-pay
   - Blended ARPU GBP282 (Q1 : GBP279)

O2 Germany:

   - 351,000 net new customers added (Q1 : 336,000), of which 186,000 post-pay
   - Blended ARPU EUR371 (Q1 : EUR367)

O2 Ireland:

   - 30,000 net new customers added (Q1 : 4,000), of which 5,000 post-pay
   - Blended ARPU EUR560 (Q1 : EUR556)

Mobile data:

   - Data as a proportion of service revenue 21.9% (Q1: 21.2%)
   - Total SMS sent grew by 4.3% in the quarter to 3.359 billion




SUMMARY FINANCIAL DATA

Turnover

                             Six months ended    Six months ended   Year ended
                            30 September 2004   30 September 2003     31 March
                                                                          2004
Continuing operations                    GBPm                GBPm         GBPm

--------------------------------------------------------------------------------
O2 UK                                   2,037               1,651        3,451
O2 Germany                                877                 719        1,508
O2 Ireland                                280                 260          529
Airwave                                    76                  25           89
Manx                                       25                  25           50
O2 Online & Products O2                     -                  54          140
Eliminations                              (10)                (54)        (121)
--------------------------------------------------------------------------------
Group total                             3,285               2,680        5,646
--------------------------------------------------------------------------------


EBITDA

                             Six months ended    Six months ended   Year ended
                            30 September 2004   30 September 2003     31 March
                                                                          2004
Continuing operations                    GBPm                GBPm         GBPm
--------------------------------------------------------------------------------
O2 UK                                     581                 482        1,041
O2 Germany                                163                 109          225
O2 Ireland                                106                 103          208
Airwave                                    24                 (15)           1
Manx                                       11                  11           23
O2 Online & Products O2                     -                 (25)         (43)
Central resources                         (34)                (44)         (88)
--------------------------------------------------------------------------------
Group total                               851                 621        1,367
--------------------------------------------------------------------------------


Operating profit/(loss)

                                Six months ended   Six months ended Year ended
                               30 September 2004  30 September 2003   31 March
                                                                          2004
                                           GBPm               GBPm        GBPm
--------------------------------------------------------------------------------
O2 UK                                       341                243         552
O2 Germany                                   16                (35)        (70)
O2 Ireland                                   74                 67         140
Airwave                                       2                (23)        (30)
Manx                                          8                  8          17
O2 Online & Products O2                       -                (49)        (83)
Central resources                           (40)               (44)        (91)
--------------------------------------------------------------------------------
Operating profit before
goodwill and UMTS licence
amortisation and
exceptional items, from
continuing operations                       401                167         435

Operating loss from
discontinued operations                       -                 (1)         (1)

Goodwill amortisation                      (100)              (101)       (201)

UMTS licence amortisation                   (50)                 -           -

Exceptional items                             -                  -         (75)
--------------------------------------------------------------------------------
Group operating profit                      251                 65         158

Share of operating loss
of joint ventures and
associates                                   (4)                (2)          -

Loss on sale of O2 Netherlands                -                 (5)         (5)

Net interest                                 (8)               (32)        (58)

Tax                                          (3)                (3)         71
--------------------------------------------------------------------------------
Retained profit for the period              236                 23         166
--------------------------------------------------------------------------------
Basic earnings per share (pence)            2.7                0.3         1.9
--------------------------------------------------------------------------------
Underlying earnings per share (pence)       4.5                1.5         5.2
--------------------------------------------------------------------------------


Capital expenditure

                               Six months ended  Six months ended   Year ended
                                   30 September      30 September     31 March
                                           2004              2003         2004
Continuing operations                     GBPm               GBPm         GBPm
--------------------------------------------------------------------------------
O2 UK                                      292                217          502
O2 Germany                                 130                132          308
O2 Ireland                                  42                 24           52
Airwave                                    128                158          243
Manx                                         4                  1            9
O2 Online & Products O2                      -                  7           14
Central resources                            3                  -            2
--------------------------------------------------------------------------------
Group total excluding
German network sharing agreement           599                539        1,130
German network sharing agreement            57                  -           83
--------------------------------------------------------------------------------
Group total                                656                539        1,213
--------------------------------------------------------------------------------

GROUP FINANCIAL RESULTS

Profit and loss account

In the first half Group turnover from continuing operations grew by 23% to GBP3,285 million, driven by strong customer growth and higher ARPU across the three mobile operating businesses, and the further roll-out of the Airwave network. EBITDA before exceptional items increased by 37% to GBP851 million, and the Group EBITDA margin improved to 25.9%, from 23.2% in the first half last year.

Operating profit from continuing operations, before goodwill, UMTS licences and exceptional items, more than doubled to GBP401 million, compared to GBP167 million in the first half last year. UMTS licence amortisation of GBP50 million was charged in the half-year, reflecting the commercial launch of UMTS-based services by O2 Germany at the start of May. No UMTS licence amortisation was charged by O2 UK or O2 Ireland.

There were no exceptional charges in the first half. The Group's share of the operating results of its joint ventures and associates in the first half was a net loss of GBP4 million, compared to a loss of GBP2 million last year, mainly reflecting the costs of growing the Tesco Mobile customer base. The Group's net interest charge was reduced significantly, to GBP8 million, from GBP32 million in the first half last year. This was due to a number of factors, including the fall in net debt, and narrowing of the spread between the interest payable on the Group's gross debt and the interest receivable on its cash balance. In addition, the Group's foreign exchange hedging strategy resulted in a reduction in interest payable of GBP8 million.

Profit before tax was GBP239 million in the first half, compared to GBP26 million in the same period last year. The tax charge was GBP3 million. Basic earnings per share in the half-year were 2.7 pence, compared to 0.3 pence for the first half last year. Underlying earnings per share, before goodwill and UMTS licence amortisation, and exceptional items, grew to 4.5 pence, from 1.5 pence in the same period last year.

Distribution policy update

To reflect the Group's continuing growth in earnings and cash-flow, at the time of the Preliminary Results announcement in May 2005 the Board expects to declare an inaugural final dividend for the current financial year, to be paid in August 2005, following approval by shareholders at the Annual General Meeting.

Going forward, the Board is committed to implement a policy of regular, sustainable dividends, growing by reference to the Group's underlying earnings per share (i.e. before goodwill and UMTS licence amortisation), with a medium-term target payout ratio of 50%. From the beginning of the 2005/06 financial year the Board intends to pay an interim dividend in January and final dividend in August, split approximately one-third/two-thirds.

To ensure the Group has sufficient distributable reserves to support this distribution policy, the Group will undertake a corporate reorganisation, through a Court approved Scheme of arrangement and reduction of capital. The
Scheme will be subject to shareholder approval at an EGM, expected to become effective before the end of the current financial year.

Capital expenditure and net debt

Group capital expenditure in the first half increased by GBP117 million, to GBP656 million, and included a further payment of GBP57 million in respect of the network sharing agreement in Germany. Higher spending in the UK and Ireland was driven by increased investment in the UMTS network roll-out.

Group net debt was further reduced, to GBP236 million at the end of the first half, compared to GBP366 million at the start of the year, and GBP494 million at the same time last year, with the increased capital expenditure more than offset by EBITDA growth.

Investment programme - O2 Germany

Building on its operational and financial turnaround over the past three years and its strengthened position in the market, O2 Germany will now aim to grow its business further, and will increase investment in its UMTS network. During the five-year period from April 2004 O2 Germany is now expected to incur total capital expenditure in the range EUR3.0 to EUR3.5 billion, aiming to deliver 3G network quality and long-term population coverage that is competitive with the market leaders. This is EUR1.0 to EUR1.5 billion higher than under the previous strategy, and the cash-flow impact will to a significant extent be offset by a reduction in operating costs, and further revenue growth. Growing the business rapidly, and reducing operating costs, will position O2 Germany to deliver higher long-term margins.

BUSINESS REVIEW

O2 UK

Interim results

In the first half O2 UK delivered further strong growth, with net service revenue up by 20% year-on-year to GBP1,848 million. The termination rate cut incurred at the beginning of September reduced first half service revenue by approximately GBP20 million. Equipment and wholesale revenue grew by 62% to GBP189 million. Total revenue in the first half was GBP2,037 million, 23% ahead of the first half last year.

EBITDA increased by 21% to GBP581 million and the EBITDA margin was 28.5%. First half EBITDA included the O2 Online/Products O2 costs which had previously been reported separately, and which reduced the reported EBITDA margin by approximately 1%. The 28.5% EBITDA margin in the first half was therefore slightly ahead of last year, on a like-for-like basis. The revenue impact of the termination rate cut was partially offset by a reduction in termination payments to other mobile network operators, with no significant impact on O2 UK's EBITDA margin.

First half operating profit, before exceptionals and goodwill, increased by GBP98 million to GBP341 million. No UMTS licence amortisation was charged in the first half.

Service revenue growth in the first half was driven by growth of the customer base and by higher ARPU. The total customer base at the end of the first half grew by 10% to 13.86 million, and the proportion of contract customers in the base increased to 35%, from 34.3% at the end of the first half last year. Blended ARPU at the end of the first half grew to GBP282, from GBP272 at the start of the year, and GBP259 at the same time last year.

Voice and data both contributed to O2 UK's service revenue growth. Blended average voice minutes of use per customer was 131 minutes per month, 6.5% higher than at the start of the year, and 13.9% higher than at the same time last year. Blended data ARPU was GBP62 on a 12-month rolling basis, compared to GBP55 at the start of the year.

Subscriber acquisition and retention costs accounted for 15.6% of first half total revenue, compared to 15.8% in the first half last year. However the first half EBITDA margin before SAC and SRC was reduced to 44.1%, from 45.0% last year, reflecting the inclusion of the costs of O2 Online/Products O2 from the start of the current year.

Capital expenditure in the first half increased by GBP75 million, to GBP292 million. This mainly reflected acceleration of O2 UK's UMTS network roll-out programme, which accounted for approximately one third of total capital spending in the first half. O2 UK's new customer relationship and billing system accounted for around 15% of the total.

Second quarter key performance indicators

A total of 331,000 net new customers were added in the quarter, of which 127,000 were contract customers. Contract ARPU improved to GBP541, from GBP537 in the first quarter, and pre-pay ARPU increased to GBP145, from GBP143 in the first quarter, reflecting O2 UK's continued success in attracting higher value customers in both markets. The termination rate cut at the start of September reduced second quarter blended rolling ARPU by GBP2.

O2 UK continued to make gains in the business market, with investment in direct channels and development of specific propositions for targeted customer segments proving successful. These included the "O2 Welcome" service for corporate customers and the "Business Zones" proposition for the SME segment. In the contract consumer market, additions to the "X" range of O2 branded handsets and promotions such as "Happy Hour" attracted high-value customers. Contract churn deteriorated in the quarter to 27%, on a 12-month rolling basis, compared to 26% at the end of March. Contract SAC was slightly higher than in the second quarter last year, but was more than offset by the improved contract ARPU being generated across the base.

Targeted tariff propositions and the handset mix continued to attract high value pre-pay customers, particularly in the youth market. The development of new "Bolt-on" packages, and propositions such as "O2 Thanks" and the new "X" range of devices, kept the pre-pay offer fresh. The intensity of competition was reflected in pre-pay churn, which increased again in the quarter. However pre-pay SAC was stable.

The importance of O2's own channels continued to increase, and accounted for 48% of gross sales in the second quarter, compared to 40% in the second quarter last year. The O2 brand continued to drive high value customer acquisition in target market segments, and this was recognised in November when O2 UK won the IPA's 2004 Grand Prix for advertising and brand effectiveness.

The total number of text messages sent in the quarter grew by 5.2% quarter-on-quarter, to 2.47 billion. Data as a proportion of O2 UK's total service revenue increased to 23.0%, from 21.3% in the first quarter. The growth of picture messaging continued, with 9.8 million messages sent by O2 UK customers in the quarter, compared to 6.4 million in first quarter. Non-SMS data accounted for 2.4% of total service revenue in the quarter, double the proportion in the same quarter last year.

O2 Germany

Interim results

O2 Germany continued to grow strongly during the first half, with service revenue up 29% at constant exchange rates, to EUR1,184 million (2003: EUR921 million). Total revenue was GBP877 million, compared to GBP719 million in the first half last year. First half EBITDA increased to GBP163 million, from GBP109 million in the same period last year, and the EBITDA margin improved to 18.6%, from 15.1% last year.

The operating profit before goodwill, UMTS licence and exceptionals was GBP16 million, compared to a loss of GBP35 million last year. O2 Germany started to amortise its UMTS licence in May, and the total first half charge was GBP50 million.

The main driver of revenue growth was the continuing rapid growth in customer numbers. A total of 687,000 net new customers were added during the first half, taking the total base to 6.67 million at the end of the period, compared to 5.25 million at the same time last year. The customer mix continued to improve, with contract customers comprising 57.9% of the base at the end of the first half, up from 56.8% last year.

Blended ARPU of EUR371 at the end of the first half was EUR5 higher than at the start of the year, and EUR17 ahead of the same time last year. ARPU growth in the first half was driven mainly by data, with data ARPU increasing to EUR76, from EUR71 at the start of the year, reflecting further strong growth in text messaging. Voice usage also continued to grow, with minutes of use per customer increasing by 6% compared to the same period last year, to 120 minutes/month.

The main driver of O2 Germany's continuing success in attracting high value contract customers remains the Genion Homezone service. At the end of the first half 75% of O2 Germany's contract customers subscribed to this service. Contract churn remained stable during the first half, but contract acquisition cost per subscriber increased, reflecting competitive pressure in the contract consumer market.

O2 Germany increased its focus on the pre-pay market in the first half, accelerating the rate of growth of the pre-pay base, while holding pre-pay ARPU steady at EUR138. Pre-pay churn remained stable during the first half, but the increased focus on this market was reflected in an increase in pre-pay acquisition costs per customer. At the end of the period a distribution and marketing joint-venture with Tchibo was announced, to further build O2 Germany's position in the pre-pay market.

Subscriber acquisition and retention costs represented 20.4% of total revenue in the first half, compared to 19.2% in the first half last year. The first half EBITDA margin before SAC and SRC improved to 39.0%, from 34.3% in the first half last year and 37.5% in the second half. National roaming payments in the first half were GBP35 million, compared to GBP32 million last year.

Capital expenditure in the first half was flat, year-on-year, at GBP130 million, excluding a payment of GBP57 million to T-Mobile in respect of the extended network sharing agreement. O2 Germany's investment in its own UMTS network accounted for approximately 40% of capital expenditure in the first half.

Second quarter key performance indicators

A total of 351,000 net new customers were added in the quarter, of which 186,000 were contract customers. Pre-pay ARPU was unchanged quarter-on-quarter, at EUR138. Contract ARPU in the second quarter recovered by EUR3, to EUR540, following the EUR3 decline reported in the first quarter. Blended ARPU in the second quarter was EUR4 ahead, at EUR371.

Data ARPU accounted for around half of the quarter-on-quarter improvement in total ARPU, improving by EUR2 to EUR76. A total of 556 million text messages were sent in the second quarter, 5% higher than in the first quarter, and 31% more than in the second quarter last year. Mobile data accounted for 20.4% of second quarter service revenue.

Investment programme

Building on its operational and financial turnaround over the past three years and its strengthened position in the market, O2 Germany will now aim to grow its business further, and will increase investment in its UMTS network. During the five-year period from April 2004 O2 Germany is now expected to incur total capital expenditure in the range EUR3.0 to EUR3.5 billion, aiming to deliver 3G network quality and long-term population coverage that is competitive with the market leaders. This is EUR1.0 to EUR1.5 billion higher than under the previous strategy, and the cash-flow impact will to a significant extent be offset by a reduction in operating costs, and further revenue growth. Growing the business rapidly, and reducing operating costs, will position O2 Germany to deliver higher long-term margins.

O2 Ireland

Interim results

In the first half O2 Ireland's service revenue grew by 14% at constant exchange rates, to EUR401 million. Total revenue was GBP280 million, compared to GBP260 million last year. EBITDA in the first half was GBP106 million, compared to GBP103 million in the same period last year, and the EBITDA margin reduced to 37.9%, from 39.6% in the first half of last year. This reflected the higher level of customer additions during the period, an increase in retention spending, and some additional UMTS network operating costs. Operating profit before goodwill and exceptionals increased by 10% in the first half, to GBP74 million. No UMTS licence amortisation was charged in the first half.

The main driver of growth was new customer acquisition, with the base growing by 12% year-on-year to 1.425 million, of which 27.6% were contract customers. Blended ARPU grew by 1.6%, to EUR560. This was driven by both voice and data, with average minutes of use per customer increasing to 203 per month, from 192 at the same time last year, and data ARPU 8% higher than at the start of the year, at EUR119.

Second quarter key performance indicators

A total of 30,000 net new customers were added in the quarter, of which 5,000 were contract customers. Second quarter blended ARPU was EUR560, compared to EUR556 in the first quarter. Contract ARPU grew by 2.4% quarter-on-quarter, to EUR1,078. Pre-pay ARPU was EUR360, compared to EUR361 in the first quarter.

Blended data ARPU was EUR119, EUR1 higher than in the first quarter. The number of text messages was broadly flat, quarter on quarter, at 323 million, and data as a proportion of service revenues fell to 19.0% from 21.8% in the first quarter, reflecting the stronger growth of voice usage in the quarter.

O2 Airwave

The network roll-out continued on track, and by the end of the first half the service had been successfully delivered to 40 of Britain's 51 police forces. The build programme remains on track to complete roll-out of the network to the remaining police forces by the end of the financial year.

Revenue in the first half increased to GBP76 million, from GBP25 million last year. EBITDA was GBP24 million, compared to a loss of GBP15 million in the same period last year, and Airwave delivered its first operating profit, GBP2 million, compared to a loss of GBP23 million in the first half last year. Capital expenditure in the first half was GBP128 million, compared to GBP158 million last year.

O2 Airwave has been short-listed for the national contracts to supply communications services to the UK's Fire and Ambulance services. Despite some delays in the tendering process, these contracts are currently expected to be awarded to the winning bidder during the first half of 2005. O2 Airwave is also bidding for a number of other contracts.


OUTLOOK STATEMENT

Year ending 31 March 2005:

- O2 UK

The UK market remains intensely competitive, and the migration of the BT own-use customers off the network will put further pressure on subscriber growth in the second half. However O2 UK's performance through the end of the first half and into the second half has been stronger than expected, in spite of the approximately 30% cut in termination rates implemented at the beginning of September. Voice and data usage have continued to grow, without being subject to significant yield erosion. The Group therefore now expects O2 UK to report net service revenue growth for the full year in the range 12-15%, compared to the previously guided range of 9-12%.

The Group continues to expect the full-year EBITDA margin in 2004/05 to remain stable, on a like-for-like basis. O2 UK commenced amortisation of its UMTS licence at the start of October, and the charge for the full year is expected to be GBP57 million.

- O2 Germany

For the full-year the Group continues to expect O2 Germany to deliver further strong revenue growth, and to achieve an EBITDA margin in the high teens.

- O2 Ireland

For the full-year the Group continues to expect O2 Ireland to report further steady growth of service revenue and EBITDA, and a broadly stable EBITDA margin for the full year.

- Capital expenditure

The Group continues to expect capital expenditure for the full year to be in the range GBP1.3 - GBP1.4 billion. The increase over the previous year mainly reflects higher UMTS investment in the UK.

Capital expenditure in the full year by O2 Germany is now expected to be slightly higher than last year, reflecting the start of the acceleration of the roll-out of the UMTS network.

Airwave's capital expenditure in the full year is now expected to be in line with last year, rather than higher, as previously guided. This reflects the delays in concluding the Fire and Ambulance contracts, for which Airwave had expected to incur capital expenditure in the current financial year.

O2 Germany - five-year investment programme

During the five-year period from April 2004 the Group expects O2 Germany to incur total capital expenditure in the range EUR3.0 to EUR3.5 billion, which is EUR1.0 to EUR1.5 billion higher than under the previous strategy, and aims to achieve UMTS network quality and population coverage that is competitive with the market leaders. The cash flow impact of the increase in capital expenditure over the five-year period will to a significant extent be offset by a reduction in operating costs, and further revenue growth.

Capital structure

The Group intends to maintain financial ratios consistent with an investment grade credit rating of strong BBB/Baa. At the end of the first half the Group had net debt of GBP236 million and operating lease commitments of approximately GBP1.8 billion. Following the recently completed renewal and re-pricing of its banking facilities, the Group now has a GBP1.0 billion revolving credit facility, maturing in October 2009, which represents a reduction of GBP825 million in its overall bank facilities.

The Board will continue to review the company's balance sheet, in the light of the medium-term capital requirements of the business and its commitment to investment grade credit status.

CORPORATE RE-ORGANISATION

As a consequence of the structure of the demerger in 2001, mmO2 currently lacks distributable reserves. This could restrict the Group's ability to pay future dividends. Therefore, the Group proposes to implement a corporate reorganisation, by way of a Court approved Scheme of arrangement under s.425 of the Companies Act 1985.

Under the Scheme it is intended that a new parent company will be created, NewCo, which will acquire all of the shares in mmO2 plc, by issuing new NewCo shares. At the same time NewCo will effect a capital reduction, in order to provide it with the distributable reserves required to support the distribution policy described above.

The Board also intends to explore options to offer the large number of very small shareholders the opportunity to monetise their holdings without incurring transaction costs. This would reduce the administrative costs that would be incurred in making regular dividend payments. In addition, the Board intends to review the status of its US ADR programme, which has been in decline over the past three years.

The Scheme will require Court and shareholder approval, which will be sought at a meeting to be convened by the Court, and an EGM. The Scheme is expected to become effective before the end of the current financial year.

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-   our annual report and accounts and half-yearly reports;

-   our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.



Interim statement for the six months ended 30 September 2004


Group profit and loss account
Six months ended 30 September 2004 (unaudited)

                               Note       Six months       Six months     Year
                                               ended            ended    ended
                                        30 September     30 September 31 March
                                                2004             2003     2004
                                                GBPm             GBPm     GBPm

--------------------------------------------------------------------------------
Turnover: group and
share of joint
ventures and associates                        3,374            2,794    5,859

Group's share of joint
ventures and associates
turnover                                         (89)             (66)    (165)
--------------------------------------------------------------------------------
Group turnover                  2,3            3,285            2,728    5,694

Net operating expenses
(including exceptional
items)                                        (3,034)          (2,663)  (5,536)

EBITDA 1                                         851              621    1,367
Depreciation before
exceptional items                               (413)            (449)    (926)

Goodwill amortisation                           (100)            (101)    (201)

Other amortisation                               (87)              (6)      (7)
--------------------------------------------------------------------------------
Operating profit before
exceptional items                                251               65      233

Exceptional items                 4                -                -      (75)
--------------------------------------------------------------------------------
Group operating profit            3              251               65      158

Group's share of operating
loss of joint ventures and
associates                                        (4)              (2)       -
--------------------------------------------------------------------------------
Total operating profit                           247               63      158

Loss on sale of business -
discontinued operations           4                -               (5)      (5)

Net interest payable and
similar charges                                   (8)             (32)     (58)
--------------------------------------------------------------------------------
Profit on ordinary
activities before taxation                       239               26       95

Tax on profit on ordinary
activities                        5               (3)              (3)      71
--------------------------------------------------------------------------------
Retained profit after
taxation for the period                          236               23      166
--------------------------------------------------------------------------------
Basic and diluted
earnings per
share (pence)                     6              2.7              0.3      1.9
--------------------------------------------------------------------------------


1 EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates. EBITDA is not a measure of financial performance under UK or US GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit or profit on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.



Group statement of total recognised gains and losses
Six months ended 30 September 2004 (unaudited)

                              Note        Six months     Six months       Year
                                            ended 30       ended 30      ended
                                           September      September   31 March
                                                2004           2003       2004
                                               GBPm            GBPm       GBPm

--------------------------------------------------------------------------------
Profit for the financial
period                            9             236              23        166

Currency translation
differences arising on
foreign currency net
investments in subsidiaries
less translation
differences on debt
designated as a hedge of
foreign currency net
investments                       9              71              75       (144)
--------------------------------------------------------------------------------
Total recognised
gains relating to the
period                                          307              98         22
--------------------------------------------------------------------------------




Group balance sheet
As at 30 September 2004 (unaudited)

                              Note    30 September   30 September    31 March
                                              2004           2003        2004
                                                     As restated*  As restated*
                                              GBPm           GBPm        GBPm
--------------------------------------------------------------------------------
Fixed assets
Intangible assets                            7,309          7,524       7,354
Tangible assets                              4,218          3,959       3,996
Investments                                      4              4           5
--------------------------------------------------------------------------------
                                            11,531         11,487      11,355
--------------------------------------------------------------------------------
Current assets
Stocks                                         108             71          84
Debtors                                      1,131          1,067         943
Investments                                  1,163            927         993
Cash at bank and in hand                        30             41          23
--------------------------------------------------------------------------------
                                             2,432          2,106       2,043
Creditors: amounts
falling due within
one year                                    (1,920)        (1,703)     (1,678)
--------------------------------------------------------------------------------
Net current assets                             512            403         365
--------------------------------------------------------------------------------
Total assets less
current liabilities                         12,043         11,890      11,720
--------------------------------------------------------------------------------
Creditors: amounts
falling due after
more than one year                          (1,423)        (1,441)     (1,375)

Provisions for
liabilities and
charges                                       (217)          (287)       (251)
--------------------------------------------------------------------------------
Net assets                                  10,403         10,162      10,094
--------------------------------------------------------------------------------
Capital and reserves
Called up share capital           9              9              9           9
Share premium                     9              4              -           3
Other reserves                    9         10,513         11,580      11,074
Profit and loss account           9           (123)        (1,427)       (992)
--------------------------------------------------------------------------------
Equity shareholders' funds                  10,403         10,162      10,094
--------------------------------------------------------------------------------

* Restated on the adoption of UITF 38 "Accounting for ESOP trusts" as disclosed in note 9.



Reconciliation of operating profit to operating cash flows
Six months ended 30 September 2004 (unaudited)

                                 Six months               Six months     Year
                                   ended 30                 ended 30 ended 31
                                  September                September    March
                                       2004                     2003     2004
                                       GBPm                     GBPm     GBPm
--------------------------------------------------------------------------------
Group operating profit                  251                       65      158
Depreciation and amortisation charges   600                      556    1,136
Loss on disposal of fixed assets          -                        1        5
Increase in stocks                      (23)                      (2)     (17)
Increase in debtors                    (169)                    (203)     (88)
Increase in creditors                   156                      157      142
(Decrease)/increase in provisions       (28)                       5       55
--------------------------------------------------------------------------------
Net cash inflow from
operating activities                    787                      579    1,391
--------------------------------------------------------------------------------



Group cash flow statement
Six months ended 30 September 2004 (unaudited)

                               Note        Six months      Six months     Year
                                             ended 30        ended 30    ended
                                            September       September 31 March
                                                2004             2003     2004
                                                GBPm             GBPm      GBPm
--------------------------------------------------------------------------------
Cash inflow from operating
activities                                       787              579    1,391

Returns on investments
and servicing of finance                          18              (24)     (62)

Taxation                                          (4)              (7)     (13)

Capital expenditure
and financial investment                        (637)            (480)  (1,114)

Acquisitions and disposals
(six months ended 30
September 2003 and year ended
31 March 2004: net of GBP10
million cash disposed of
with O2 Netherlands)                              -               (5)      (6)
--------------------------------------------------------------------------------
Cash inflow before
management of liquid
resources and financing                          164               63      196

Management of liquid
resources                       7,8             (147)             (80)    (191)

Financing                                        (10)             (10)     (50)
--------------------------------------------------------------------------------
Increase/(decrease) in cash
in the period                   7,8                7              (27)     (45)
--------------------------------------------------------------------------------


Group net debt
As at 30 September 2004 (unaudited)

                               Note     30 September     30 September 31 March
                                                2004             2003     2004
                                                GBPm             GBPm     GBPm

--------------------------------------------------------------------------------
Cash at bank and in hand                          30               41       23
Current asset investments                      1,163              927      993
--------------------------------------------------------------------------------
                                               1,193              968    1,016
Euro medium term
notes (net of issue costs)                    (1,056)          (1,028)  (1,012)

Loan notes                                        (7)             (17)      (8)

Obligations under
hire purchase contracts                         (333)            (379)    (325)

Other loans and borrowings                       (33)             (38)     (37)
--------------------------------------------------------------------------------
Net debt                        7,8             (236)            (494)    (366)
--------------------------------------------------------------------------------

1.      Basis of preparation

The interim statement is prepared in accordance with the accounting policies expected to apply for the financial year ending on 31 March 2005. These policies are unchanged from those set out in the Annual Report and Financial Statements of the Group for the year ended 31 March 2004 with the exception of the adoption by the Group of UITF Abstract No. 38 "Accounting for ESOP trusts" as disclosed in note 9.

The interim statement is unaudited and does not constitute statutory financial statements, but has been reviewed by the auditors whose report is reproduced on page 23. The interim statement for the six months ended 30 September 2004 was approved by the Directors on 16 November 2004.

The Group profit and loss account, statement of total recognised gains and losses and the cash flow statement for the year ended, and the balance sheet and statement of net debt as at, 31 March 2004 as presented in this interim statement are extracts from the statutory financial statements for that year, which have been delivered to the Registrar of Companies. The report of the auditors on the financial statements for the year ended 31 March 2004 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2.      Segmental analysis

The segmental disclosures in respect of profit and loss account items are presented below.

                                   Group   Depreciation and     Total operating
                                turnover       amortisation       profit/(loss)
                                    GBPm               GBPm               GBPm

--------------------------------------------------------------------------------
Six months ended 30 September 2004

Continuing operations
Mobile telecommunications
                    UK             2,037                315                262
                    Germany          877                198                (35)
                    Ireland          280                 57                 49
--------------------------------------------------------------------------------
Total mobile telecommunications    3,194                570                276
Other businesses    UK               101                 25                 10
Central overheads
and adjustments                        -                  5                (39)
Inter-segment eliminations           (10)                 -                  -
--------------------------------------------------------------------------------
Group total                        3,285                600                247
--------------------------------------------------------------------------------

Definition of segments

In the year ended 31 March 2004, the Group undertook a restructuring of its central functions and rationalised its property portfolio. This included the transfer of O2 Online, Products O2 and certain other central functions to the Group's operating businesses in the UK, Germany and Ireland. In the six months ended 30 September 2004, the activities of O2 Online and Products O2 which were previously reported as the "mobile internet services" segment, are reported within the segments in which they now reside. As the information is not readily available, the comparatives have not been restated and these businesses are reported separately in line with day-to-day managerial and budgetary control at that time.

2. Segmental analysis continued

                                             Depreciation                Total
                                    Group             and            operating
                                 turnover    amortisation 1      profit/(loss)
                                     GBPm            GBPm                 GBPm

--------------------------------------------------------------------------------
Six months ended 30 September 2003

Continuing operations
Mobile telecommunications
                   UK               1,651             314                  164
                   Germany            719             144                  (35)
                   Ireland            260              62                   41
--------------------------------------------------------------------------------
Total mobile telecommunications     2,630             520                  170
Mobile internet
services           UK                  54              24                  (49)
Other businesses   UK                  50              11                  (15)
Central overheads
and adjustments                         -               -                  (42)
Inter-segment eliminations            (54)              -                    -
--------------------------------------------------------------------------------
                                    2,680             555                   64
Discontinued operations
Mobile telecommunications
                   The Netherlands     48               1                   (1)
--------------------------------------------------------------------------------
Group total                         2,728             556                   63
--------------------------------------------------------------------------------

Year ended 31 March 2004

Continuing operations
Mobile telecommunications
                   UK               3,451             638                  346
                   Germany          1,508             295                  (72)
                   Ireland            529             120                   87
--------------------------------------------------------------------------------
Total mobile telecommunications     5,488           1,053                  361
Mobile internet
services           UK                 140              42                  (93)
Other businesses   UK                 139              37                  (13)
Central overheads
and adjustments                         -               3                  (96)
Inter-segment eliminations           (121)              -                    -
--------------------------------------------------------------------------------
                                    5,646           1,135                  159
Discontinued operations
Mobile telecommunications
                   The Netherlands     48               1                   (1)
--------------------------------------------------------------------------------
Group total                         5,694           1,136                  158
--------------------------------------------------------------------------------

1 In the year ended 31 March 2004, depreciation includes a charge of GBP2 million included within exceptional operating costs.

Joint ventures and associates

Total turnover for the six months ended 30 September 2004 was GBP3,374 million (year ended 31 March 2004: GBP5,859 million; six months ended 30 September 2003:
GBP2,794 million) and included GBP89 million (year ended 31 March 2004: GBP165 million; six months ended 30 September 2003: GBP66 million) representing the Group's share of the turnover of its joint ventures and associates in the UK mobile telecommunications business. The Group's share of the operating loss of its joint ventures and associates was GBP4 million (year ended 31 March 2004: nil; six months ended 30 September 2003: GBP2 million).

3.      Analysis of continuing and discontinued operations

The results for the six months ended 30 September 2004 derive entirely from continuing operations. The analysis of results for the prior periods presented is:

                                     Continuing          Discontinued
                                     operations            operations    Total
                                           GBPm                  GBPm     GBPm

--------------------------------------------------------------------------------
Six months ended 30 September 2003
Group turnover                            2,680                    48    2,728
EBITDA                                      621                     -      621
Group operating profit/(loss)                66                    (1)      65
--------------------------------------------------------------------------------
Year ended 31 March 2004
Group turnover                            5,646                    48    5,694
EBITDA                                    1,367                     -    1,367
Group operating profit/(loss)               159                    (1)     158
--------------------------------------------------------------------------------


4.      Exceptional items

In the year ended 31 March 2004, the Group incurred an exceptional operating charge of GBP75 million in respect of the restructuring described in note 2 and included provisions relating to redundancies and the termination of property leases. This charge gave rise to a cash outflow of GBP17 million in that year.

On 14 April 2003, the Group announced that it had agreed the sale of its wholly-owned Dutch subsidiary, O2 Netherlands, to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for EUR25 million cash. This sale was completed on 3 June 2003 and took the form of the sale of all the issued shares of O2 Netherlands. The total loss on sale arising on completion was GBP1,369 million which, after utilisation of the provision recognised in 2003, resulted in a non-operating exceptional loss of GBP5 million.


5.      Tax on profit on ordinary activities

                                     Six months            Six months     Year
                                       ended 30              ended 30    ended
                                      September             September 31 March
                                           2004                  2003     2004
                                           GBPm                  GBPm     GBPm

--------------------------------------------------------------------------------
United Kingdom  - current tax                 -                    (1)       -
                - deferred tax              (5)                   (1)     (84)
Overseas        -  current tax                7                     5       13
                - deferred tax                1                     -        -
--------------------------------------------------------------------------------
Tax charge/(credit) on profit on
ordinary activities                           3                     3      (71)
--------------------------------------------------------------------------------



6.      Earnings per share

Earnings per share has been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during that period, as follows:

                                  Six months        Six months           Year
                                       ended             ended          ended
                                30 September      30 September       31 March
                                        2004              2003           2004
--------------------------------------------------------------------------------
Profit for the period
(GBP million)                              236                23            166
--------------------------------------------------------------------------------

Basic weighted average
share capital (number
of shares, million)                    8,672             8,670          8,671

Dilutive potential
ordinary shares
(number of shares,
million)                                  83                38             44
--------------------------------------------------------------------------------
Diluted weighted
average share capital
(number of shares,
million)                               8,755             8,708          8,715
--------------------------------------------------------------------------------
Basic and diluted
earnings per share
(pence)                                  2.7               0.3            1.9
--------------------------------------------------------------------------------

Underlying earnings per share has been calculated using the basic weighted average share capital and the underlying profit for the period calculated as follows:

                                           Six months  Six months
                                             ended 30    ended 30   Year ended
                                            September   September     31 March
                                                 2004        2003         2004
                                                 GBPm        GBPm         GBPm

--------------------------------------------------------------------------------

Profit on ordinary
activities after taxation                         236          23          166

Goodwill amortisation                             100         101          201
UMTS licence amortisation                          50           -            -
Exceptional items                                   -           5           80
--------------------------------------------------------------------------------
Underlying earnings                               386         129          447
--------------------------------------------------------------------------------
Underlying earnings
per share (pence)                                 4.5         1.5          5.2
--------------------------------------------------------------------------------


7.      Analysis of net debt


                           At                                               At
                      1 April       Cash          Other non-cash  30 September
                         2004       flow               movements          2004
                         GBPm       GBPm                    GBPm          GBPm

--------------------------------------------------------------------------------
Cash at bank and in        23          7                       -            30
hand

Current asset             993        147                      23         1,163
investments
--------------------------------------------------------------------------------
                        1,016        154                      23         1,193

Debt due after one     (1,043)         -                     (37)       (1,080)
year

Debt due within one       (14)         5                      (7)          (16)
year

Obligations under hire
purchase contracts       (325)         6                     (14)         (333)
--------------------------------------------------------------------------------
                         (366)       165                     (35)         (236)
--------------------------------------------------------------------------------


8.      Reconciliation of net cash flow to movement on net debt

                         Six months ended 30 Six months ended 30   Year ended 31
                              September 2004      September 2003      March 2004
                                        GBPm                GBPm          GBPm

--------------------------------------------------------------------------------
Increase/(decrease) in cash
in the period                              7                 (27)          (45)

Management of liquid
resources                                147                  80           191

Cash outflow from decrease
in net debt                               11                  10            53
--------------------------------------------------------------------------------
Decrease in net debt
resulting from
cash flows                               165                  63           199

Other non-cash
movements                                (35)                 (8)          (16)
--------------------------------------------------------------------------------
Decrease in net debt in
the period                               130                  55           183

Net debt at beginning of
period                                  (366)               (549)         (549)
--------------------------------------------------------------------------------
Net debt at
end of period                           (236)               (494)         (366)
--------------------------------------------------------------------------------


9.      Reconciliation of movements in shareholders' funds

                      Called up    Share      Other    Profit    Total equity
                          share  premium   reserves       and    shareholders'
                        capital                          loss           funds
                                                      account
                          GBPm      GBPm       GBPm      GBPm             GBPm

--------------------------------------------------------------------------------
At 1 April 2003 as
previously reported          9         -     12,087    (2,030)          10,066

Prior period
adjustment
relating to
UITF 38                      -         -          -        (3)              (3)
--------------------------------------------------------------------------------
At 1 April 2003 (as
restated)                    9         -     12,087    (2,033)          10,063

Retained
profit for the
year                         -         -          -       166              166

Transfer from
profit and
loss account                 -         -     (1,013)    1,013                -

Shares issued
on share scheme
exercise                     -         3          -         -                3

Share schemes
charge for the
period                       -         -          -         6                6

Currency
translation
differences                  -         -          -      (144)            (144)
--------------------------------------------------------------------------------
At 31 March 2004 (as
restated)                    9         3     11,074      (992)          10,094

Retained
profit for the
period                       -         -          -       236              236

Transfer from
profit and
loss account                 -         -       (561)      561                -

Purchase of
mmO2 plc
ordinary
shares                       -         -          -        (1)              (1)

Shares issued
on share
schemes
exercise                     -         1          -         -                1

Share schemes
charge for the
period                       -         -          -         2                2

Currency
translation
differences                  -         -          -        71               71
--------------------------------------------------------------------------------
At 30 September 2004         9         4     10,513      (123)          10,403
--------------------------------------------------------------------------------

Prior period adjustment

The profit and loss account includes GBP3 million of own shares held at 30 September 2004 (31 March 2004: GBP2 million; 1 April 2003: GBP5 million).

The Group has adopted UITF Abstract 38 ("UITF 38") "Accounting for ESOP trusts" in the six months ended 30 September 2004, which requires that a company's own shares held through an ESOP trust be shown as a deduction from shareholders' funds until such time as the shares vest unconditionally. Previously these shares were recorded at cost less amortisation charged to date and shown as a fixed asset investment.

The comparative figures in this interim statement have been restated to reflect the adoption of UITF 38. The aggregate impact on the previously reported figures, at 1 April 2003, is to reduce total equity shareholders' funds by GBP3 million (31 March 2004: increase total shareholders' funds by GBP3 million). The adoption of UITF 38 has no effect on the profit and loss account.

Hedging strategy

The Group's treasury policy, including the approach to foreign currency translation risk, is described in the Operating and financial review and prospects on page 37 of the 2004 Annual Report and Accounts.

9. Reconciliation of movements in shareholders' funds continued

The overseas businesses of the Group, O2 Germany and O2 Ireland, conduct substantially all their business in their domestic currency, Euros. As anticipated in the 2004 Annual Report and Accounts, the cash flows in these overseas businesses and the improved visibility of the future financial profile of the Group has led us to increase the level of hedging of our overseas assets. This was achieved through the redenomination of our existing Euro debt and the use of EUR1,800 million forward foreign exchange contracts, which commenced in June 2004.

The redenomination of existing debt realised a one-off cash inflow of GBP22m which, when combined with the revaluation of the relevant Euro denominated debt at that time, had no material impact on net debt. The ongoing effect of the hedge implementation is that the Euro borrowings, which are a component of net debt, are exposed to foreign exchange rate fluctuations and the interest charge is impacted by the forward foreign exchange contracts, which has reduced the current period interest charge by GBP8 million. Additionally, the foreign exchange gains or losses, arising on the retranslation of the Euro borrowings and on the forward foreign exchange contracts, are recognised in the statement of total recognised gains and losses as they hedge certain assets of the overseas businesses. The statement of total recognised gains and losses is presented on page 14.

Full disclosure will be provided in the Group's 2005 Annual Report and Accounts in accordance with FRS No. 13: "Derivatives and other financial instruments:
Disclosure".


10. International Financial Reporting Standards

The Council of the European Union announced in June 2002 that listed companies in Europe would be required to adopt International Financial Reporting Standards
(IFRS) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will apply to the Group for the first time for the half year ending 30 September 2005 and the year ending 31 March 2006.

In 2003, the Group formed a project team to manage the transition from existing UK Generally Accepted Accounting Principles (UK GAAP) to IFRS. The project is sponsored by the Chief Financial Officer and involves specialists from both the Group Finance function as well as representatives from each of the Group's operating businesses.

The initial phase of the project has been completed. This involved a high level assessment of potential issues, the preparation of a project plan and identification of the key work streams in the operating businesses and at a group level, supported by work programmes in these areas. The Group has also considered which, if any, of the optional transitional provisions within IFRS 1 "First time adoption of International Financial Reporting Standards" to adopt. The second phase of the project, which is currently underway, involves the restatement and reconciliation of opening balances to IFRS and the adjustment of reporting systems to capture new data requirements for ongoing IFRS reporting. We expect to publish full IFRS reconciliations in mid-2005 after the 31 March 2005 year end reporting is complete.

Our work on the project to date indicates that the major areas of difference between UK GAAP and IFRS which will impact the Group include the following:

Goodwill

IFRS 3 "Business combinations" prohibits the annual amortisation of goodwill and instead subjects such goodwill to an annual impairment review. The carrying value of the Group's goodwill at the date of transition to IFRS is fixed and the amortisation ceases from that date.

Intangible assets

IAS 38 "Intangible assets" considers, inter alia, whether an asset which incorporates both tangible and intangible elements should be classed as a tangible fixed asset or an intangible fixed asset. The treatment is determined by an assessment of which element is more significant. It is likely that certain of the Group's software, which is currently classed as a tangible fixed asset, will be reclassified to intangible fixed assets.

Pension accounting

Under UK GAAP, the Group accounts for its pension schemes using SSAP 24 "Pension costs" and has elected under the transitional rules of FRS 17 "Retirement benefits" to make disclosures only. IAS 19 "Employee benefits" is similar, but not identical to, FRS 17. IAS 19 and FRS 17 are conceptually different to SSAP 24 as they require any defined benefit pension scheme surplus or deficit to be recognised on the Group's balance sheet.


10. International Financial Reporting Standards continued

On transition to IFRS, the Group expects to recognise the full assets and liabilities of its defined benefit pension schemes on its balance sheet. Thereafter, IAS 19 requires a portion of the surplus or deficit of defined benefit pension schemes to be recognised on the Group balance sheet, based on the application of a "corridor". This "corridor" is defined as the greater of 10% of the scheme's assets or liabilities, and actuarial gains and losses below this threshold are not required to be recognised. Any actuarial gains and losses exceeding the corridor are recognised in the profit and loss account over a period representing the expected average remaining working lives of employees participating in the scheme. Additionally, the profit and loss account charge comprises an operating cost and an interest cost.

In April 2004, the IASB issued an exposure draft amending IAS 19 to allow actuarial gains and losses to be recognised in full in the statement of changes in equity, rather than in the profit and loss account, in the period in which they arise.

The Group's principal pension scheme, the mmO2 Pension Plan, operates for the majority of UK employees and is divided into defined benefit and defined contribution sections. The defined benefit section comprises mainly active members because all deferred and pensioner members at 30 June 2002 remained in the BT Pension Scheme following the Group's demerger from BT in November 2001. The assets of the mmO2 Pension Plan at 31 March 2004 were GBP278 million.

Accounting for share schemes

The Group has historically accounted for share scheme costs under UK GAAP using the intrinsic value. IFRS 2 "Share based payments" requires the value of all share based payments to be measured, and an expense recognised in the profit and loss account, based on fair value. The fair value of the share schemes is estimated using a valuation model and involves complex mathematical modelling. It is often, but not always, the case that the fair value is higher than the intrinsic value. Additionally, under UK GAAP, Inland Revenue approved SAYE schemes are exempt from the requirement to recognise a charge whereas under IFRS there is no such exemption.

Financial instruments

IAS 39 "Financial instruments: recognition and measurement" details how to value and account for all financial instruments, including derivative instruments such as interest rate swaps, cross currency swaps and forward contracts used by the Group to reduce exposure to interest rate and currency risk.

Under IAS 39 all financial instruments are required to be recognised on the balance sheet at fair value. If a derivative financial instrument is designated as a "hedge", the movement in the fair value of the derivatives can be recognised directly through reserves, which offsets the opposite movement in the fair value of the hedged item, also in reserves. All other movements in the fair value of financial instruments must be recognised as an income or expense in the profit and loss account.

The Group has prepared documentation in line with the provisions of IAS 39 for all hedging instruments and has established an ongoing procedure for testing the effectiveness of these hedges which should permit the Group to adopt hedge accounting for its financial instruments.

Deferred taxation

IAS 12 bases the calculation of the deferred tax assets and liabilities on the difference between tax carrying values and balance sheet carrying values, rather than the income statement approach required by FRS 19. As a result the scope of IAS 12 is wider than that of FRS 19. The principal difference likely to affect the Group is expected to be the deferred tax treatment of undistributed earnings of subsidiaries, joint ventures and associates. The Group is also currently assessing the tax effect of adjustments arising from the other differences between UK GAAP and IFRS referred to above.


Independent review report by the auditors to mmO2 plc

Introduction

We have been instructed by the company to review the financial information which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP                                     16 November 2004
Chartered Accountants
London

The maintenance and integrity of the mmO2 plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.



Appendix: Key Performance Indicators

1. Customer numbers

                                                               Net
             Customers   Customers Customers Customers   additions   Customers
                 at 30       at 31     at 31     at 30      during       at 30
             September    December     March      June      period   September
                  2003        2003      2004      2004                    2004
                 000's       000's     000's     000's       000's       000's

--------------------------------------------------------------------------------
O2 UK
Pre-pay          8,289       8,574     8,687     8,799         204       9,003
Post-pay         4,334       4,479     4,577     4,726         127       4,853
--------------------------------------------------------------------------------
    Total       12,623      13,053    13,264    13,525         331      13,856
--------------------------------------------------------------------------------

O2 Germany
Pre-pay          2,271       2,354     2,516     2,643         165       2,808
Post-pay         2,980       3,232     3,466     3,675         186       3,861
--------------------------------------------------------------------------------
    Total        5,251       5,586     5,982     6,318         351       6,669
--------------------------------------------------------------------------------

O2 Ireland
Pre-pay            901         992     1,010     1,007          25       1,032
Post-pay           373         378       381       388           5         393
--------------------------------------------------------------------------------
    Total        1,274       1,370     1,391     1,395          30       1,425
--------------------------------------------------------------------------------

Manx
Pre-pay             46          40        42        44           1          45
Post-pay            21          21        21        21           1          22
--------------------------------------------------------------------------------
    Total           67          61        63        65           2          67
--------------------------------------------------------------------------------

mmO2
Group
Pre-pay         11,507      11,960    12,255    12,493         395      12,888
Post-pay         7,708       8,110     8,445     8,810         319       9,129
--------------------------------------------------------------------------------
    Total       19,215      20,070    20,700    21,303         714      22,017
--------------------------------------------------------------------------------

Pre-pay
percentage        59.9%       59.6%     59.2%     58.6%       55.3%       58.5%

Post-pay
percentage        40.1%       40.4%     40.8%     41.4%       44.7%       41.5%
--------------------------------------------------------------------------------



2. Average revenue per user(1) (ARPU) - GBP


3 months ended:              30              31       31       30           30
                      September        December    March     June    September
                           2003            2003     2004     2004         2004
                            GBP             GBP      GBP      GBP          GBP
--------------------------------------------------------------------------------
O2 UK (2)
12 month rolling
Pre-pay                     133             137      141      143          145
Post-pay                    508             512      525      537          541
Blended                     259             264      272      279          282

Monthly average
Pre-pay                      12              12       12       12           13
Post-pay                     45              43       45       46           46
Blended                      23              23       23       24           24
--------------------------------------------------------------------------------

O2 Germany
12 month rolling
Pre-pay                      90              93       96       95           94
Post-pay                    363             373      375      368          366
Blended                     239             249      254      252          251

Monthly average
Pre-pay                       8               8        8        8            8
Post-pay                     32              31       30       30           31
Blended                      21              21       20       20           21
--------------------------------------------------------------------------------

O2 Ireland
12 month rolling
Pre-pay                     236             245      248      247          244
Post-pay                    700             725      736      721          731
Blended                     372             385      388      381          380

Monthly average
Pre-pay                      22              21       20       20           21
Post-pay                     65              60       61       59           66
Blended                      34              33       32       31           33
--------------------------------------------------------------------------------


(1) ARPU in all businesses includes revenue from inbound roaming.
(2) O2 UK ARPU includes Mobile Number Portability (MNP) revenue.

3. Data ARPU (blended 12 month rolling) - GBP

                                   31 March       30 June         30 September
                                       2004          2004                 2004
                                        GBP           GBP                  GBP

--------------------------------------------------------------------------------
O2 UK                                    55            59                   62
O2 Germany                               49            51                   52
O2 Ireland                               75            81                   81
--------------------------------------------------------------------------------


4. Average revenue per user(1) (ARPU) - Euro


3 months ended:               30              31       31       30          30
                       September        December    March     June   September
                            2003            2003     2004     2004        2004
                             EUR             EUR      EUR      EUR         EUR

--------------------------------------------------------------------------------

O2 Germany
12 month rolling
Pre-pay                      133             135      138      138         138
Post-pay                     538             539      540      537         540
Blended                      354             360      366      367         371

Monthly average
Pre-pay                       12              12       11       11          11
Post-pay                      46              45       44       45          46
Blended                       31              31       30       31          32
--------------------------------------------------------------------------------

O2 Ireland
12 month rolling
Pre-pay                      349             355      357      361         360
Post-pay                   1,037           1,048    1,061    1,053       1,078
Blended                      551             556      559      556         560

Monthly average
Pre-pay                       31              31       29       30          31
Post-pay                      92              87       89       89          98
Blended                       49              47       45       46          49
--------------------------------------------------------------------------------

Euro rates
Quarterly                 1.4310          1.4341   1.4718   1.5007      1.4880
Annually                  1.4802          1.4461   1.4405   1.4594      1.4736
--------------------------------------------------------------------------------

(1) ARPU in all businesses includes revenue from inbound roaming.


5. Data ARPU (blended 12 month rolling) - Euro

                                   31 March       30 June         30 September
                                       2004          2004                 2004
                                        EUR           EUR                  EUR

--------------------------------------------------------------------------------
O2 Germany                               71            74                   76
O2 Ireland                              110           118                  119
--------------------------------------------------------------------------------



6. Voice minutes of use (mou) - blended monthly average(1)

12 months ended:        31 March   30 September     31 March      30 September
                            2003           2003         2004              2004

--------------------------------------------------------------------------------
O2 UK                        107            115          123               131
O2 Germany                   109            113          118               120
O2 Ireland                   188            192          197               203
--------------------------------------------------------------------------------

(1) Includes total incoming and billable outgoing minutes.


7. Data as percentage of service revenues

3 months ended:             30             31         31       30           30
                     September        December     March     June    September
                          2003            2003      2004     2004         2004
                             %               %         %        %            %

--------------------------------------------------------------------------------
O2 UK                     19.4            21.2      22.3     21.3         23.0
O2 Germany                19.1            19.8      20.7     20.9         20.4
O2 Ireland                18.4            21.1      23.6     21.8         19.0
--------------------------------------------------------------------------------
O2 Group                  19.2            20.9      22.0     21.2         21.9
--------------------------------------------------------------------------------


12 months ended:            30              31        31       30           30
                     September        December     March     June    September
                          2003            2003      2004     2004         2004
                             %               %         %        %            %
--------------------------------------------------------------------------------
O2 Group                  19.0            19.8      20.1     20.9         21.5
--------------------------------------------------------------------------------



8. SMS messages

3 months ended:             30              31        31        30           30
                     September        December     March      June     eptember
                          2003            2003      2004      2004         2004
                       million         million   million   million      million
--------------------------------------------------------------------------------

O2 UK                    1,861           2,106     2,309     2,348        2,470
O2 Germany                 423             468       507       532          556
O2 Ireland                 272             301       339       321          323
Manx                        21              16        19        19           10
--------------------------------------------------------------------------------
O2 Group                 2,577           2,891     3,174     3,220        3,359
--------------------------------------------------------------------------------


mmO2 Contacts:

Richard Poston                                   David Boyd
Director, Corporate Communications               Head of Investor Relations
mmO2 plc                                         mmO2 plc
richard.poston@o2.com                            david.boyd@o2.com
t: +44 (0)1753 628039                            t: +44 (0)1753 628230

David Nicholas                                   John Crosse
Communications Director                          Investor Relations Manager
mmO2 plc                                         mmO2 plc
david.nicholas@o2.com                            john.crosse@o2.com
t: +44 (0) 771 575 9176                          t: +44 (0)1753 628198

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

(end)




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 November 2004                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary